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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grand Avenue Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 S. Lake Avenue, Suite 205
(No. and Street)

Pasadena, (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Korzenecki 626-405-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Tom Korzenecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand AvenueCapital Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Prin. Managing Director

Title

Notary Public



MARISA ZIERTEN-COSBY
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMMISSION # 2058174
MY COMM. EXPIRES MARCH 4, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~XXXXXXXXXXXXXX~~ **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grand Avenue Capital Partners, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITOR'S STANDARD REPORT

To the Board of Directors and Members
of Grand Avenue Capital Partners, LLC

I have audited the accompanying statement of financial condition of Grand Avenue Capital Partners, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Grand Avenue Capital Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Avenue Capital Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Grand Avenue Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Grand Avenue Capital Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

Los Angeles, CA
February 24, 2017

Grand Avenue Capital Partners, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash		$ 6,576
Total Assets		$ 6,576
Liabilities and Member's Equity		
Liabilities		
Accrued expenses		-
Total Liabilities		-
Member's Equity		
Retained earnings	6,576	6,576
Total Liabilities and Member's Equity		$ 6,576

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenue	$ -
Expenses	
Insurance	637
Management fees	2,400
Office supplies	480
Professional fees	9,802
Regulatory fees	1,690
Rent and parking	2,520
Telephone	600
All other	25
Total Expenses	18,154
Income (Loss) Before Tax Provision	(18,154)
Income Tax Provision	800
Net Income (Loss)	$ (18,954)

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2016

	Retained Earnings (Deficit)
Balance, December 31, 2015	$ 6,576
Capital contributions	18,954
Net Income (loss)	(18,954)
Balance, December 31, 2016	$ 6,576

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income (loss)	$ (18,954)
Changes in operating assets and liabilities:	
Prepaid expenses	-
Accrued expenses	-
Net cash used by operating activities	(18,954)
Cash Flows for Acquisition Activities:	-
Cash Flows for Investing Activities:	
Capital contribution	18,954
Cash Flows from Investing Activities	18,954
Net increase in cash	0
Cash - beginning of the year	6,576
Cash - end of the year	$ 6,576
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Grand Avenue Capital Partners, LLC (the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker-dealer. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). Grand Avenue Capital Partners, LLC is engaged in the business of conducting private placements of securities. The Company does not hold customer funds or securities.

The Company receives monies from billing and collecting investment banking fees for its two affiliated companies. Simultaneously the monies received are passed through to the affiliated company that generated the transaction. The broker-dealer operates as a "pass through" entity for its affiliates.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company records revenue when fees are earned, generally as the services are rendered to the Company's clients.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has similar treatment, with a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Grand Avenue Capital Partners, LLC
Notes to Financial Statements
December 31, 2016

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party Transactions

The Company has an expense sharing agreement effective October 22, 2009 with its affiliate, Grand Avenue Capital, LLC ("GAC"). The agreement stipulates that GAC will assume complete liability and pay 100% of the expenses of the Company. However, these expenses are to be reported on the Company's books and treated as capital contribution.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $6,576 which was $1,576 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1.

Note 6 – Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. Therefore, no provision or liability for federal income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue over $250,000.

Note 7 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 to February 24, 2017 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Grand Avenue Capital Partners, LLC
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	6,576
Less - non allowable assets:		
Prepaid expenses		-
Net Capital	$	6,576
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6.67% of net aggregate indebtedness	$	-
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	1,576
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$	6,576
Computation of Aggregate Indebtedness		
Total liabilities	$	-
Aggregate indebtedness to net capital		0.00

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	6,577
Variance		
Rounding		(1)
Net Capital per Audit Report	$	6,576

See accompanying notes to financial statements

Grand Avenue Capital Partners, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Grand Avenue Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Grand Avenue Capital Partners, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Grand Avenue Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Grand Avenue Capital Partners, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Grand Avenue Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Grand Avenue Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Grand Avenue Capital Partners, LLC stated that Grand Avenue Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Grand Avenue Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grand Avenue Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Joseph Yafeh, CPA

Los Angeles, CA

February 24, 2017

Grand Avenue Capital Partners
180 S. Lake Ave., Suite 205
Pasadena, CA 91101

Exemption Request Form

December 31, 2016

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Grand Avenue Capital Partners, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,



Tom Korzenecki
Principal Managing Director